Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

05010798

IAG
Insurance Australia Group

18 August 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 26 2005
WASH, D.C. 190

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

Glenn Revell
Company Secretary

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

N:\CSCDept\CSCUser\Correspondence\2005\Ltr\GR\US SEC 180805.doc

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

1 July 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance Australia Group

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

AMENDED APPENDIX 3B

Please find attached an amended Appendix 3B correcting the number of Ordinary Shares quoted on the ASX (Part 1, item 8 on page 2) to read 1,594,269,933 in lieu of 1,594,268,556 stated in the Appendix 3B lodged on Tuesday, 28 June 2005.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attached: 8 pages

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	184,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by each holder, ie $7 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 July 2005 ✓

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,594,453,933 ✓	Ordinary
3,500,000 ✓	Reset Preference Shares (IAGPA)
2,000,000 ✓	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	734,039	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] .... Date: 27 July 2005
(Group Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

+ See chapter 19 for defined terms.

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

28 July 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CHANGES TO IAG'S EXECUTIVE TEAM

Please find attached a media release in relation to changes to IAG's Executive Team announced today.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attached: 2 pages

MEDIA RELEASE

28 July 2005

IAG
Insurance Australia Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG announces changes to its executive team

Insurance Australia Group Limited (IAG) today announced changes to its executive team, including the creation of a new role to support international expansion, the planned retirement of the Deputy CEO, and the implementation of the final phase of the restructure of the business along customer lines.

IAG Chief Executive Officer, Mr Michael Hawker, said the executive changes were being made to support the Group's ongoing transition from a domestic organisation to one with international businesses.

The role of Group Executive, Office of the CEO, has been created to provide support to the CEO and executive team on key projects and in managing operating risk, including adapting the Group's structures and governance processes as it expands internationally.

Ms Christine McLoughlin has been appointed to this role, and will join the executive team on 2 August 2005.

"I'm pleased to welcome Christine to the team. Christine brings to the role extensive management and Board experience and an ability to work effectively across portfolios and in complex regulatory and international environments," Mr Hawker said.

"Her role will support the executive team in managing the increased operational aspects involved with off-shore expansion."

Previously, Christine worked with AMP for seven years, most recently as General Manager of the Office of CEO. She also held other roles at AMP including Company Secretary, Director of Corporate Services AMP Asset Management and Group Executive Legal Counsel. She is currently a Director of AMP Foundation. Prior to joining AMP, Christine had held a number of senior positions including Corporate Counsel at Optus Communications and Senior Associate with Allen Allen & Hemsley in both Sydney and London. Christine was the Telstra Business Woman of the Year in 2000.

Mr Hawker said Ian Brown, Deputy CEO, had decided to retire in December 2005.

"Ian has made a significant contribution to the Group, including acting as CEO in 2001 and driving the Group's international expansion strategy. Ian has more than 40 years experience in the general insurance sector and has generously shared this expertise with our people.

"On a personal level, I'd like to thank Ian for the support he has given me, in particular during my transition from banking into insurance. We wish him the very best for his well-earned retirement."

Mr Brown's retirement will take effect at the end of December 2005, which will allow time for an appropriate transition of his current responsibilities.

As part of other changes, Mr Hawker also announced that Doug Pearce would leave IAG on 31 August 2005.

"A year ago, we restructured the Group along core business lines of personal insurance and commercial insurance. At the time Doug, who is one of the leading industry experts in long-tail insurance classes, accepted the role of Group Executive, Long-tail Insurance Strategy during the transition phase. Now the integration of the businesses is complete, both Doug and I believe that the strategy role should now fall into the separate businesses. As a result, Doug has agreed to leave the Group," Mr Hawker said.

"Doug is a long standing employee, with more than 26 years of service. He has contributed enormous expertise to the Group and has played a significant role influencing the development of the statutory insurance schemes for the benefit of people injured in motor accidents. We wish Doug all the best for the next phase of his career."

IAG's executive team is as follows:

Michael Hawker
CEO IAG

Rick Jackson CEO, Australian Personal Insurance	Mario Pirone CEO, Australian Commercial Insurance	David Smith CEO, IAG NZ	Ian Brown* Deputy CEO, Head of International	George Venardos Chief Financial Officer	Sam Mostyn Group Executive, Culture & Reputation	David Issa Group Executive, Technology Services	Tony Coleman Chief Risk Officer and Group Actuary	Christine McLoughlin Group Executive Office of CEO

* Until 31 December 2005

- ends -

Media Relations		**Investor Relations**	
Name	Carolyn McCann	**Name**	Anne O'Driscoll
Telephone	02 9292 9557	**Telephone**	02 9292 3169
Mobile	0411 014 126	**Mobile**	0411 012 675

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 26 2005
WASH, D.C.
190

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI